Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)
                    Under the Securities Exchange Act of 1934

                       Universal Capital Management, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                ----------------
                                 (CUSIP Number)

                                  David M. Bovi
                               319 Clematis Street
                                    Suite 700
                         West Palm Beach, Florida 33401
                                 (561) 655-0665
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------------------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         David M. Bovi
------------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (a) _______ (b)

------------------------------------------------------------------------------------------------------------------
3) SEC Use Only

------------------------------------------------------------------------------------------------------------------
4) Source of Funds

         PF
------------------------------------------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)
------------------------------------------------------------------------------------------------------------------

6)       Citizenship or Place of Organization

         United States of America
------------------------------------------------------------------------------------------------------------------

Number of Shares                    7)      Sole Voting Power                                    300,000
Beneficially Owned
By Each Reporting
Person With                ---------------------------------------------------------------------------------------

                                    8)      Shared Voting Power                                 ________
                           ---------------------------------------------------------------------------------------


                                    9)      Sole Dispositive Power                               300,000
                           ---------------------------------------------------------------------------------------



                                    10)     Shared Dispositive Power                            ________

                           ---------------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially      Owned by Each Reporting Person                       300,000

------------------------------------------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


------------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                                         6.71%


------------------------------------------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)

         IN
------------------------------------------------------------------------------------------------------------------

Item 1.           Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of Universal Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.


Item 2.           Identity and Background.

This statement is filed on behalf of David M. Bovi, a shareholder of the Issuer. Mr. Bovi's address is 319 Clematis Street, Suite 700, West Palm Beach, Florida 33401.

During the last five years, Mr. Bovi was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bovi is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

200,000 shares that are the subject of this statement were acquired by Mr. Bovi pursuant to the merger of BF Acquisition Group IV, Inc. with and into the Issuer. The balance of the shares that are the subject of this statement were purchased by Mr. Bovi for cash.

Item 4.           Purpose of Transaction.

Item 3 of this statement is incorporated herein by reference.

Depending on market conditions, general economic conditions, and other factors that Mr. Bovi may deem significant to his investment decision, Mr. Bovi may purchase shares of the Issuer's common stock in private transactions or may dispose of all or a portion of the shares of common stock that he currently owns or may hereafter acquire from time to time.


Item 5.           Interest in Securities of the Issuer.

Mr. Bovi owns 300,000 shares of the Issuer's common stock which represents 6.71% of the Issuer's outstanding common stock at March 31, 2005 after giving effect to the merger of BF Acquisition Group IV, Inc. with and into the Issuer. Mr. Bovi has the sole power to vote and the sole power to dispose of such shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.


Item 7.           Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     April 25, 2005                              /s/ David M. Bovi
                                                      -----------------
                                                      David M. Bovi